BLUEROCK TOTAL INCOME+ REAL ESTATE FUND

450 WIRELESS BOULEVARD,

HAUPPAUGE, NY  11788

August 27, 2012

VIA ELECTRONIC TRANSMISSION

Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Bluerock Total Income+ Real Estate Fund, Files Nos.: 333-181848; 811-22710

Dear Mr. Brown:

Bluerock Total Income+ Real Estate Fund (the "Registrant") filed Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment") on August 23, 2012.  The Amendment was filed for the purpose of responding to comments from the U.S. Securities and Exchange Commission (the "Commission") staff with respect to Registration Statement and to provide additional information, including audited financial statements.  The Registrant and Northern Lights Distributors, LLC, the Registrant’s underwriter, hereby request acceleration of the effective date of the Amendment to August 31, 2012, 10:00 A.M., or the earliest practicable date thereafter.

The Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact JoAnn M. Strasser at (614) 469-3265.

Bluerock Total Income+ Real Estate Fund

Northern Lights Distributors, LLC

By:

__/s/____________

By:

___/s/___________

Name:

Michael Konig

Name: Brian Nielsen

Title:

Secretary

Title:

 President

Date:

August 27, 2012

Date:

August 27, 2012